August 7, 2019 Transforming Ophthalmology acquisition of Filed by Avedro, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Commission File No.: 001-38809 Subject Company: Avedro, Inc. Commission File No.: 001-38809 Date: August 7, 2019

Use of Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Glaukos and Avedro believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Avedro to obtain stockholder approval as required for the proposed transaction; failure to obtain governmental and regulatory approvals required for the closing of the proposed transaction; failure to satisfy the conditions to the closing of the proposed transaction; unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vii) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; competitive pressures in the markets in which Avedro and Glaukos operate; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all; uncertainties about Glaukos’ ability to maintain profitability; Glaukos’ dependence on the success and market acceptance of the iStent®; Glaukos’ ability to leverage its sales and marketing infrastructure to increase market penetration and acceptance both in the United States and internationally of its products; Glaukos’ dependence on a limited number of third-party suppliers, some of which are single-source, for components of its products; the occurrence of a crippling accident, natural disaster or other disruption at Glaukos’ primary facility, which may materially affect its manufacturing capacity and operations; maintaining adequate coverage or reimbursement by third-party payors for procedures using the iStent or other products in development; Glaukos’ ability to properly train, and gain acceptance and trust from, ophthalmic surgeons in the use of its products; Glaukos’ ability to successfully develop and commercialize additional products; Glaukos’ ability to compete effectively in the highly competitive and rapidly changing medical device industry and against current and future competitors (including MIGS competitors) that are large public companies or divisions of publicly traded companies that have competitive advantages; the timing, effect and expense of navigating different regulatory approval processes as Glaukos develops additional products and penetrates foreign markets; the impact of any product liability claims against Glaukos and any related litigation; the effect of the extensive and increasing federal and Disclaimer state regulation in the healthcare industry on Glaukos and its suppliers; the lengthy and expensive clinical trial process and the uncertainty of outcomes from any particular clinical trial; Glaukos’ ability to protect, and the expense and time-consuming nature of protecting, its intellectual property against third parties and competitors that could develop and commercialize similar or identical products; the impact of any claims against Glaukos of infringement or misappropriation of third party intellectual property rights and any related litigation; and the market’s perception of Glaukos’ limited operating history as a public company. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additional Information and Where to Find It In connection with the proposed transaction between Avedro and Glaukos, Glaukos will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of Glaukos and will also contain a proxy statement of Avedro. Avedro and Glaukos also plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Avedro. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Avedro or Glaukos with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the Investor Relations section of Glaukos’ internet website at https://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769. Disclaimer

Participants in the Solicitation Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos’ directors and executive officers is included in its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Disclaimer

Creating Hybrid Pharma & Device Ophthalmic Leader GLAUKOS TO ACQUIRE AVEDRO Combines two highly complementary, hybrid pharma & device ophthalmic organizations Leverages Glaukos’ proven market-building experience, global commercial scale and shared reimbursement expertise and customer relationships to maximize Avedro’s disruptive therapeutic solutions and pipeline Expands R&D capabilities, leverages Glaukos’ extensive clinical and regulatory infrastructure and enhances multiple development initiatives across both organizations Establishes foundation for Glaukos’ new synergistic corneal health franchise, providing new avenues for long-term growth in large ophthalmic markets Creates potential meaningful shareholder value for Glaukos and Avedro shareholders

Glaukos Continues to Execute According to Plan

+36%

YoY Growth

2Q 2019 Net Sales: $58.6M

2019 revenue guidance range increased to:

$226-$231M

(Excluding Avedro)

- ☑ *iStent inject* US launch approaches 1-year mark as favorable real-world data mounts
- ☑ Robust, broad-based international expansion continues to gain strength
- ☑ *iDose Travoprost, iStent infinite* and other pipeline product candidates proceeding on track
- ☑ Industry-leading, proprietary glaucoma pipeline now addresses full range of disease states and progression
- ☑ Growing R&D capabilities driving 10+ preclinical initiatives across glaucoma, corneal health and retinal disease
- ☑ Executing financially with continued revenue growth, strong gross margins, disciplined operating investments and positive net cash flow

iDose and iStent infinite are not approved by the FDA

6 © 2019 Glaukos Corporation

GLAUKOS

Glaukos Continues to Execute According to Plan

Existing Glaucoma Pipeline Remains on Track



OCULAR HYPERTENSION
MILD
MODERATE
ADVANCED
REFRACTORY
OAG Progression

Addressing full range of glaucoma disease states and progression

Potential to expand our US addressable market 7-fold to +4M eyes

iStent SA, iStent Supra, iStent infinite, iDose, DWTI and MicroShunt are not approved by the FDA



iDose TRAVOPROST
2021-22
DWTI
Potential ROCK inhibitor for iDose drug delivery platform
OCULAR HYPERTENSION
MILD
MODERATE
ADVANCED
REFRACTORY
iStent
2012
iStent inject
2018
iStent SA
2023
iStent SUPRA
2020
iStent infinite
2020-21
Santen MicroShunt
2020

7 © 2019 Glaukos Corporation

GLAUKOS

Becoming An Ophthalmic Leader by Building Disruptive Franchises with Large & Growing Opportunities Long-Term Revenue Growth is Our Focus Glaucoma Retinal Disease Corneal Health New market creation or disruption Pipeline acceleration via enhanced R&D capabilities and sales channel access Micro-scale surgical, sustained pharma or hybrid platforms Glaucoma $13B OPPORTUNITY1 $54B OPPORTUNITY1 1 Market Scope, company estimates

Executing on Our Long-Term Growth Strategy Advancing Organic Programs & Expanding Pipeline Phase II results showed consistent IOP and medication reduction at 3M and 1 year with fewer rescue meds vs topical control Phase II 2 year follow-up data continues to demonstrate favorable iDose performance and durability Next-generation iDose extended-release implant with increased drug capacity in late development stages GLAUCOMA RETINAL DISEASE CORNEAL HEALTH Novel sustained pharmaceutical retinal platforms Multiple micro-invasive, bio-erodible drug delivery platforms under development Platforms designed to treat AMD, diabetic macular edema and other retinal diseases Targeting treatment options with meaningfully longer duration-of-effect than current standard of care Novel, transdermal, sustained pharmaceutical platform targeting dry eye, glaucoma and other corneal disorders Patented, cream-based formulation applied to upper eyelid for transdermal delivery Early human studies on dry eye subjects show promising results Complements Glaukos’ organic corneal health R&D initiatives iDose, DOSE Medical and Intratus are not approved by the FDA

Acquisition Creates Cornerstone for Corneal Health Franchise Furthers Glaukos’ Hybrid Pharmaceutical Capabilities 1 Based on Market Scope 2018 estimates of 600K people with progressive keratoconus (90% bilateral) in US First ever bio-activated topical ophthalmic pharmaceutical Single-application hybrid keratoconus solution that strengthens corneal tissue Robust pipeline Next-generation solutions offer significant near-term expansion potential Novel single application of Photrexa® bio-activated topical pharmaceutical therapy for corneal cross-linking treatment of keratoconus disease First and only FDA-approved treatment that halts disease progression J-Code recently established in January 2019 current US opportunity1 $3B Highly underpenetrated Favorable reimbursement 95% commercial lives covered >65% 2019 YTD revenue growth year over year

Pronounced Similarities Underpin Transaction’s Strategic Rationale Glaukos Experience Establishing MIGS & Glaucoma Franchise Closely Mirror Avedro’s Keratoconus & Refractive Opportunity Building body of clinical data that validates the technology’s reliable performance and excellent safety profile Extending category leadership by developing a deep, market-expanding pipeline and building an experienced clinical/regulatory capability to navigate approval paths Transforming the paradigm with proprietary platform technology that overcomes drawbacks of conventional therapy Pioneering a new category through methodical surgeon training, practice integration and patient education Securing broad reimbursement and providing hands-on support to educate practice staffs and help ensure consistent payment to providers Being first to market in order to establish formidable competitive positions in US and select international regions Combining strengths in large and growing markets, leveraging hybrid platforms

Strategic Rationale

Fits perfectly with our commercial organization	✓ ~700 of 1,100 Avedro target accounts are comprehensive practices where Glaukos maintains deep relationships ✓ 5x increase of Avedro's 17-person field sales personnel to >90 combined
Accelerates our revenue growth trajectory	✓ Avedro 1H 2019 revenues grew 66% YoY ✓ Expected to accelerate Glaukos' revenue growth rate in 2020 ✓ Combined global salesforce and reimbursement scale drive potential revenue synergies in 2021+
Furthers our hybrid pharmaceutical strategy	✓ Unique hybrid R&D, clinical, regulatory and commercial capabilities enhanced for organizational success ✓ Expertise in achieving combination pro fee and J-Code therapy reimbursement
Enhances organic pipeline initiatives / R&D teams	✓ Highly complementary hybrid technology and pharma R&D organizations ✓ Glaukos' new corneal health pipeline benefits from Avedro's clinical relationships ✓ Avedro pipeline gains access to Glaukos' extensive clinical infrastructure
Attractive financial transaction creates shareholder value	✓ Estimated potential cost savings exceed $15M ✓ Potential revenue synergies from customer overlap, combined scale and expertise ✓ Expected to be accretive to 2021+ operating results and cash flow

12 © 2019 Glaukos Corporation

GLAUKOS

Avedro is Targeting Large & Highly Underpenetrated Opportunities

Beyond Keratoconus, Pipeline Therapies Are Designed to Achieve Vision Correction

$26B US Opportunity

- **$3B** Keratoconus
- **$15B** Presbyopia
- **$8B** Low Myopia
- **$180M** Post Cataracts

Keratoconus

Photrexa[1] therapy

- Affects ~1.1M eyes in US with ~32K new eyes annually
- Onset is often in teenage years; 20% progress to corneal transplant

Vision Correction Pipeline

Next-gen therapy[2]

- Single-application of bio-activated topical ophthalmic pharmaceuticals as an alternative to LASIK, refractive IOLs or implants
- Presbyopia affects virtually everyone over age 40, including > 50M people in US; ~13.5M people in the US have low myopia and are usually under age 45; post-cataract distance vision issues affect ~600K eyes/year in the US
- Phase IIa international presbyopia trial underway; US clinical trial planned
- 38 globally issued patents with 59 pending patent applications

Glaukos Clinical Infrastructure

Provides scale, resources and expertise to administer large-scale US clinical trials and navigate regulatory pathways

1 Epi-Off drug formulation
2 OUS; not approved by the FDA

13 © 2019 Glaukos Corporation

GLAUKOS

First Ever FDA-Approved Cross-Linking Therapy Halts Keratoconus Progression Proprietary Drug Formulations / Single Application / Bio-Activated / Strengthened Cornea / Compelling Clinical Evidence 50% 53% Single application Photrexa® bio-activated topical pharmaceutical solution Removing the epithelium (Epi-Off only) Single application of Photrexa® & Photrexa® Viscous applied to cornea UV illumination is applied Patient cornea post treatment No removal of epithelium required Novel corneal cross-linking treatment that improves patient comfort and reduces therapy time Enrollment completed in randomized, sham-controlled Phase III study in May 2019; >275 eyes ~2H 2020 data with late 2021-2022 potential FDA approval Epi-On2 Epithelium removed Biochemical technique utilizes photo-activation to create bonds between eye’s collagen fibers Halts corneal thinning and weakening Excellent efficacy and safety profile, extensive clinical evidence and long-term (10-year) follow-up Average 0402T Pro Fee >$2,1001; J2787 code (WAC: $2,850) Epi-Off Commercial Est 2022 1 Based on ARCH program claims analysis 2 Epi-On not approved by the FDA

Commercial Fit Drives Potential Revenue Growth Acceleration

Avedro Revenue
($ in millions)



$11
$19
+66% YoY
1H 2018
1H 2019

1H 2019 Glaukos + Avedro Revenue: $132M



14%
86%
+39% YoY
Glaukos
Avedro

Glaukos Corneal Health

5x US physician reach + global infrastructure + global reimbursement avedro

- US sales field personnel: **17**
- J Code established Jan 2019
- Recently expanded US reimbursement team
- International distributor network
- Optometrist channel investments



~700

# of Avedro US target accounts served by Glaukos

GLAUKOS

- US sales field personnel: **76**
- Established global commercial leadership and marketing infrastructure
- Fully established global reimbursement team
- Direct presence in 16 international markets and growing
- Optometrist channel investments

15 © 2019 Glaukos Corporation

GLAUKOS

Creates World-Class R&D & Clinical Organizations Leading Ophthalmic Hybrid Analytical Chemistry and Applied Research Pharmaceutical Capabilities Expanded Pipeline and KOL Relationships Across Glaucoma and Corneal Health Extensive Clinical Development Infrastructure and Global Regulatory Expertise Combined resources and pipeline opportunities position Glaukos to extend its leadership in high-growth ophthalmic categories PF 2019 R&D Budget $80M+ Deep Hardware and Software Technology Capabilities Unique Expertise in Micro-Scale Engineering

Avedro Transaction Summary

Transaction Terms	• All-stock transaction whereby Avedro stockholders will receive an exchange ratio equivalent of 0.365x Glaukos shares for every Avedro share held • The transaction represents a premium of 42% based on both companies' volume-weighted average price (VWAP) for the last 60 trading days[1] • Pro forma company ownership: ~85% Glaukos / 15% Avedro shareholders
Key Financial Metrics	• Expected to generate revenue growth acceleration for Glaukos beginning in 2020 with potential revenue synergies in 2021+ • Cost savings expected to exceed $15M by 2021 • Expected to be accretive to 2021+ operating results and cash flow • Anticipated strong balance sheet at closing enables company to execute on strategy
Timing	• Approved by both companies Board of Directors; OrbiMed, HealthQuest and LAV Agile, which collectively own approximately 41% of the outstanding shares of Avedro common stock, have entered into voting agreements to vote in favor of the transaction • Transaction is subject to customary regulatory approvals and Avedro shareholder approval • Expected to close in 4Q 2019

1 As of August 6, 2019

17 © 2019 Glaukos Corporation

GLAUKOS

Total Net Sales (in millions) Glaukos Delivers Another Record Quarter in 2Q 2019 2Q ‘18 ‘19 $58.6 $226-$231M FY 2019 Revenue Guidance3 $159M Cash, Short-Term Equivalents & Restricted Cash1 87% Gross Margin As of 6/30/19 2 Excludes $2.2M in-process R&D charge 3 As of 8/7/19 International US 2Q Revenue Mix 2Q 2019 Revenue YoY Growth US $48.1 32% International $10.5 53% $37.7M SG&A Expenses $17.1M R&D Expenses2 82% 18% $38-$40M FY 2019 International Revenue Guidance3 YoY Growth +36% (Excluding Avedro)

2017 2018 Annual Sales (in millions) 2019 $38-$41M 2019 Revenue Guidance, as of 8/7/19 Avedro’s Rapid Growth Continues in 2Q 2019 $38-$41 2-Yr CAGR: ~40% 2Q 1H $10.3 YoY Growth +63% YoY Growth +66% $19.1 2018 2019 2019 2018

Enhancing Shareholder Value by Creating a Hybrid Ophthalmic Leader Focused on Long-Term Growth Avedro is ideal strategic fit with potential to accelerate our growth trajectory Disruptive single applications of hybrid bio-activated topical pharmaceuticals in large, underpenetrated opportunities with favorable reimbursement and compelling clinical validation Leverages our market-building expertise, commercial scale and clinical/regulatory infrastructure – immediate 5-fold increase in sales field organization in US market where majority of Avedro targets are existing Glaukos customers Creates R&D organization with unique blend of expertise to drive multiple market-expanding pipeline opportunities forward We are building durable, disruptive franchises in large and growing opportunities Focus on micro-scale surgical, sustained pharmaceutical and hybrid platforms across glaucoma, corneal health and retinal disease has potential to dramatically expand our growth opportunity R&D teams currently advancing 10+ preclinical initiatives across glaucoma, corneal health and retinal disease Our 2Q19 performance confirms continuing execution according to plan US iStent inject launch and international expansion drive 36% YoY revenue growth and 87% gross margin; FY 2019 revenue guidance raised Glaucoma pipeline products proceed on track and collectively address full range of disease states and progression

August 7, 2019 Transforming Ophthalmology acquisition of